SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tully’s Coffee Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899432108

(CUSIP Number)

Stuart C. Campbell
Davis Wright Tremaine LLP
1501 Fourth Avenue, Suite 2600
Seattle, WA 98101
(206) 628-7637

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Keith W. McCaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,963,885(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,963,885(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,963,885(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) 00

Item 1.	Security and Issuer

Title of Securities: Common Shares
Name of Issuer: Tully’s Coffee Corporation (the “Issuer”)
Address of Issuer: 3100 Airport Way South Seattle, WA 98134

Item 2.	Identity and Background

Not Applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Estate of Keith W. McCaw (the “Estate”) acquired the securities which are the subject of this statement as a result of the death of Keith W. McCaw on December 15, 2002.

Item 4.	Purpose of Transaction

The Estate acquired the securities which are the subject of this statement and certain other assets owned by Keith W. McCaw at the time of his death in accordance with the probate laws of the State of Washington and for the purpose of administering and settling the Estate.  The Estate intends to review its investment in the securities which are the subject of this statement from time to time and, depending upon the price of such securities, subsequent developments affecting the Issuer and the Estate's needs to liquidate assets order to satisfy its obligations, to diversify its assets and to conduct an orderly administration of its affairs, may decide to decrease the size of its investment in the Issuer.  Except as described herein, the Estate has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Amount of securities beneficially owned: 4,963,885 (1)
Percent of securities beneficially owned: 23.3%

(1)  Includes an aggregate of 1,720,550 shares of Common Stock that the Estate of Keith W. McCaw has the right to acquire pursuant to options and warrants exercisable within 60 days and 3,200,000 shares of Series A Convertible Preferred Stock.

(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 4,963,885(1)
	(ii)	Shared power to vote or to direct the vote: 0
	(iii	Sole power to dispose or to direct the disposition of: 4,963,885 (1)
	(iv)	Shared power to dispose or to direct the disposition of: 0
(c)	Securities transactions effected by the reporting person during the past 60 days: None
(d)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None
(e)	The date on which the reporting person ceased to be the beneficial owner of more then 5% of the class of securities: None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Letters Testamentary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2003

THE ESTATE OF KEITH W. MCCAW

/s/ Craig O. McCaw
Craig O. McCaw, solely as Executor and Trustee

/s/ Dennis M. Weibling
Dennis M. Weibling, solely as Executor and Trustee

/s/ Bruce R. McCaw
Bruce R. McCaw, solely as Executor and Trustee

INDEX OF EXHIBITS

EXHIBIT	NAME	PAGE NO. IN CONSECUTIVELY NUMBERED COPY

1	Letters Testamentary	7